July 5, 2024

Mike Winston
Interim Chief Executive Officer
Jet.AI Inc.
10845 Griffith Peak Dr.
Suite 200
Las Vegas, Nevada 89135

       Re: Jet.AI Inc.
           Schedule TO-I filed June 27, 2024
           File No. 005-92790
Dear Mike Winston:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.
Defined terms used herein have the same meaning as in your offering document.

Schedule TO-I filed June 27, 2024
General

1. Since this exchange offer commenced upon filing of the registration statement, the statement that the prospectus is "subject to completion" and "preliminary" is inapplicable.
       Please delete. Please see question I.E.2. of the July 2001 Supplement to the Division of
       Corporation Finance   s Manual of Publicly Available Telephone
Interpretations, which is
       available on our website at www.sec.gov.
2.     Refer to the following disclosure in the introduction of your offering
document:    We may
       withdraw the Offer and Consent Solicitation only if the conditions to the Offer and
       Consent Solicitation are not satisfied or waived prior to the Expiration Date or if we have determined, in our sole discretion, to terminate the Offer and Consent Solicitation.
       Reserving the right to cancel or terminate the Offer and Consent Solicitation even if all offer conditions have been satisfied raises concerns that this is an illusory offer in
 July 5, 2024
Page 2

       violation of the prohibition on manipulative tender offer practices in Exchange Act 14(e).
       Please revise.
3.     Refer to the following disclosure in the introduction:    We reserve the
right to redeem any
       of the Warrants, as applicable, pursuant to their current terms at any
time.    Please provide
       a legal analysis regarding how Warrants may be redeemed either during the Offer and
       Consent Solicitation or within 10 business days after the Expiration Date. Refer to
       Exchange Act Rule 13e-4(f)(6) and Rule 14e-5.
The Offer and Consent Solicitation, page 27

4.     Refer to the following statement on page 35:    All questions as to the
form of documents
       and the validity, eligibility (including time of receipt), and acceptance for exchange of any tender of Warrants will be determined by us, in our reasonable discretion, and our
       determination will be final and binding.    Similar disclosure is
included with respect to the
       form and validity of any notice of withdrawal. Please revise this statement to include a qualifier that holders are not foreclosed from challenging your determination in a court of competent jurisdiction.
Market Information, Dividends, and Related Stockholder Matters, page 89

5. State the high and low sales prices for the Warrants for each quarter during the past two years. Refer to Item 1002(c) of Regulation M-A.
Related-party Transactions prior to the Business Combination, page 108

6.     Refer to the paragraph on page 109, beginning:    In addition, in order
to finance
       transaction costs in connection with a Business Combination, the Sponsor or an affiliate
       of the Sponsor, other Initial Shareholder, or certain of Oxbridge   s
officers and directors
       may, but are not obligated to, loan Oxbridge funds as may be required Such disclosure appears to imply that the Business Combination has not yet occurred. Please revise or advise.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Blake Grady at 202-551-8573.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Mergers &
Acquisitions